Richard J. Coyle Partner	320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

May 30, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 26, 2025 (the “Registration Statement”). The Registration Statement relates to the Bitwise GME Option Income Strategy ETF, a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant will indicate in its responses if the revisions only apply to certain of the Funds.

Comment 2 – Fees and Expenses of the Fund

Please confirm that the expense waiver in the fee table will be in effect for at least one year from the date the Registration Statement becomes effective. Please also amend the footnote to state that only the Fund’s Board of Trustees is authorized to terminate or amend the expense waiver reimbursement agreement during the one-year period.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The Fund’s investment adviser has contractually agreed to waive its advisory fees and/or assume as its own expense certain expenses otherwise payable by the Fund to the extent necessary to ensure that total annual fund operating expenses (excluding brokerage commissions and other expenses connected with the execution of portfolio transactions, acquired fund fees and expenses, taxes, interest, and extraordinary expenses) do not exceed 0.95% of average daily net assets until June 9, 2027. This Agreement may only be terminated by action of the Trust’s Board of Trustees, on behalf of the Fund, at any time and by the Fund’s investment adviser after June 9, 2027 upon sixty (60) days’ written notice to the Fund.

Comment 3 – Principal Investment Strategies

The Staff notes that the disclosure lists “retailing” as the GME “assigned industry group,” whereas the “Investment Objective and Policies” section of the “Statement of Additional Information” lists “diversified financials” as the assigned industry group. Please ensure that reference to the GME “assigned industry group” is consistent throughout the Registration Statement.

Response to Comment 3

The Registrant confirms that the SAI has been updated to list “retailing” as the assigned industry group.

Comment 4 – Principal Investment Strategies

In supplemental correspondence, please advise the Staff which broad-based market index the Bitwise GME Option Income Strategy ETF proposes to use for the purpose of performance.

Response to Comment 4

The Registrant expects the broad-based index for the Funds to be the S&P 500 Index.

Comment 5 – Part C

The Staff notes that “Part C” of the Registration Statement currently provides the Form of Authorized Participant (“AP”) Agreement. Please provide the final, fully executed agreement.

Response to Comment 5

The Registrant respectfully declines to update the exhibit as requested by the Staff. The Registrant has reached the same conclusion as other industry participants in determining that the disclosure of individual AP Agreements is impractical given the number of current, and potentially future, AP arrangements. The Registrant believes that the “Form of Authorized Participant Agreement” is sufficient for purposes of the disclosure as it does not materially differ from the individual AP Agreements.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

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